Section

FEB 29 2012

AB 3/28

Washington, DC
123

12012133

KW 3/10

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66073

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SL Distributors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12750 Merit Drive, Suite 500
(No. and Street)

Dallas (City) Texas (State) 75251 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Price Waterhouse Coopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue (Address) New York (City) New York (State) 10017 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/19

OATH OR AFFIRMATION

I, Arlene Stoll, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SL Distributors, Inc., as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature] Arlene Stoll
Signature

CEO + President
Title

[signature] Joan Olson
Notary Public

JOAN OLSON
Notary Public,
State of Texas
Comm. Exp. 08-05-12

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SL Distributors, Inc.

The SIPC AUP report is not included as the sufficiency of the procedures has not yet been approved by the users of this report.

Index

pwc

Report of Independent Auditors

To the Board of Directors and Shareholder of SL Distributors, Inc.:

In our opinion, the accompanying statement of financial condition and the related statements of operations, changes in shareholder's equity, and cash flows present fairly, in all material respects, the financial position of SL Distributors, Inc. (the "Company"), a wholly-owned subsidiary of Reassure America Life Insurance Company, at December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The Supplementary Schedules I, II and III are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 27, 2012

SL Distributors, Inc.
Statement of Financial Condition

	December 31, 2011
Assets	
Cash	$ 88,578
Prepaid expenses and other assets	1,335
Commission receivable	7,226
Total Assets	$ 97,139
Liabilities	
Accrued expenses	$ 1,216
Payables to affiliates	29,412
Commission payable	7,226
Total Liabilities	37,854
Shareholder's Equity	
Common stock (20,000 shares authorized, issued and outstanding, $.01 par value)	200
Paid in Capital	378,447
Accumulated deficit	(319,362)
Total shareholder's equity	59,285
Total Liabilities and Shareholder's Equity	$ 97,139

The accompanying notes are an integral component of these financial statements.

SL Distributors, Inc.
Statement of Operations

	Year Ended December 31, 2011
Revenues	
Commissions	$ 31,354
Total Revenues	31,354
Expenses	
Commissions	31,354
Audit fees	22,661
Consulting fees	6,750
FINRA fees	1,030
Other expenses	29,751
Total Expenses	91,546
Loss before income tax expense	(60,192)
Income tax expense	-
Net Loss	$ (60,192)

The accompanying notes are an integral component of these financial statements.

SL Distributors, Inc.
Statement of Changes in Shareholder's Equity

	Year Ended December 31, 2011
Common Stock:	
(20,000 shares authorized, issued and outstanding, $0.01 par value)	
Balance at beginning of the year	$ 200
Balance at end of the year	200
Paid-in Capital:	
Balance at beginning of the year	378,447
Balance at end of the year	378,447
Accumulated Deficit:	
Balance at beginning of the year	(259,170)
Net loss	(60,192)
Balance at end of the year	(319,362)
Total Shareholder's Equity	$ 59,285

The accompanying notes are an integral component of these financial statements.

SL Distributors, Inc.
Statement of Cash Flows

		Year Ended December 31, 2011
Cash Flows from Operating Activities		
Net loss	$	(60,192)
Adjustments to reconcile net loss to net cash used in operating activities:		
Change in prepaid expenses		200
Change in accrued expenses		(104)
Change in commission receivable		1,397
Change in commission payable		(1,397)
Change in payables to affiliates		694
Net Cash Used in Operating Activities		(59,402)
Net decrease in cash		(59,402)
Cash at beginning of year		147,980
Cash at End of Year	$	88,578

The accompanying notes are an integral component of these financial statements.

1. Organization and Operation

SL Distributors, Inc. (the "Company") was incorporated on August 12, 2003 as a wholly-owned subsidiary of Sage Life Assurance of America, Inc. ("Sage"). Effective September 30, 2006, Sage merged with and into Valley Forge Life Insurance Company ("Valley Forge"). On September 30, 2007, the former Reassure America Life Insurance Company was merged with and into Valley Forge, with Valley Forge being the surviving entity to such merger. Immediately following the merger, Valley Forge changed its name to Reassure America Life Insurance Company ("REALIC" or "Parent"). REALIC was a wholly-owned subsidiary of Swiss Re Life & Health America Inc. ("SRLHA") until July 1, 2011, when ownership of REALIC was transferred to SRLC America Holding Corp. ("SRLCAH"). This ownership change was in connection with changes to the Swiss Re holding structure.

The Company is the principal underwriter and broker/dealer for registered life and annuity products originally issued by Sage. Effective November 1, 2006, the Company also became the principal underwriter and broker/dealer for annuity products originally issued by Southwestern Life Insurance Company ("Southwestern"). Effective December 28, 2006, Southwestern merged with and into REALIC.

The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). Because the Company does not carry or hold securities accounts for customers or perform custodian functions relating to customer securities, it is exempt from SEC Rule 15c3-3.

2. Summary of Significant Accounting Policies

Basis of Reporting

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Estimates

The preparation of financial statements, in accordance with accounting principles generally accepted in the United States of America, requires that management make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual future results could differ from those estimates.

Revenue Recognition

The Company pays commissions to outside brokers. Since the Company is not underwriting new business, commissions paid are calculated based on the persistency of the inforce block of business. The Company also receives a commission from its Parent that is calculated in the same manner as the commissions paid to outside brokers.

Income Taxes

In accordance with Accounting Standards Codification ("ASC") 740 Income Taxes, deferred tax liabilities or assets reflect temporary differences between amounts of assets and liabilities for financial and tax reporting.

The future tax benefits of deferred tax assets are recognized when the realization of such benefits is more likely than not.

For the year ended December 31, 2011, the Company will file a stand-alone tax return for federal and state purposes.

The Company follows the accounting guidance in ASC Topic 740, Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109. ASC Topic 740 clarifies the accounting for income taxes by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. ASC Topic 740 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition.

3. Income Taxes

The total tax provision for the year ended December 31, 2011 is based on pre-tax results of $(60,192). The tax provision is as follows:

	Year Ended December 31, 2011
Current	$ -
Deferred	-
Total Income Tax Provision	$ -

The components of the net deferred income tax assets as of December 31, 2011 are as follows:

	December 31, 2011
Deferred Income Tax Assets:	
Organizational costs	$ -
Net operating losses	211,889
Gross deferred income tax assets	211,889
Valuation allowance	(211,889)
Total Deferred Income Tax Assets	$ -
Deferred Income Tax Liabilities	$ -
Other	-
Gross deferred income tax liabilities	-
Net Deferred Income Tax Assets	$ -

The valuation allowance increased by $24,002 during the year.

Management has determined that a valuation allowance should be established against the total deferred tax assets at this time due to cumulative losses.

At December 31, 2011, the Company had available, for federal, state and local income tax purposes, regular net operating loss carryforwards of approximately $531,384 which will expire between 2023 and 2031.

The Company is subject to tax at the statutory federal rate of 35%. For the year ended December 31, 2011, the effective income tax rate was lower than the statutory federal tax rate. The income tax benefit of the taxable operating loss for federal, state and local purposes is offset by an increase in the valuation allowance against the Company's deferred tax asset, resulting in an effective income tax rate of 0%.

At December 31, 2011, the Company had no unrecognized tax benefits and related interest expense.

The Company does not anticipate any significant changes to its total unrecognized tax benefits within the next 12 months.

4. Net Capital Requirements

The Company, as a registered broker-dealer, is subject to the SEC's Uniform Net Capital Rule (the "Rule"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2011, the Company had net capital of $50,724 which was $45,724 in excess of its required net capital of $5,000. The Company's net capital ratio was .75:1.

The Company is exempt from provisions of SEC Rule 15c3-3 under paragraph k(1).

5. Related Party Transactions

Under an expense sharing agreement with its Parent, the Company received a commission equal to the commissions paid by the Company to its outside brokers.

Swiss Re America Holding Corporation provides services to the Company with regard to the administration of its business. The cost of such services is allocated to the Company through REALIC. The Company reimburses REALIC on a quarterly basis. For the year ended December 31, 2011, REALIC allocated $22,252 to the Company for such expenses.

Certain expenses are paid by REALIC on behalf of the Company. At December 31, 2011 the Company had amounts due REALIC of $29,412. Settlements take place quarterly.

6. Subsequent Events

Management has performed a subsequent events review from January 1, 2012 through February 27, 2012, the date that the financial statements were available to be issued. Management concluded that there were no material subsequent events which required additional disclosure in these financial statements.

Supplementary Schedules

SL Distributors, Inc.

Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission as of December 31, 2011

Supplementary Schedule I

Computation of Net Capital		
Total shareholder's equity	$	59,285
Non allowable assets	$	8,561
Net capital	$	50,724
Aggregate indebtedness	$	37,854
Net capital requirement under Rule 15c3-1 ($5,000 or 6 2/3% of aggregate indebtedness)	$	5,000
Excess of net capital over minimum required	$	45,724
Ratio of aggregate indebtedness to net capital		.75:1

There are no differences between the computation of net capital included in this report and the corresponding schedule included in the Company's December 31, 2011 Part IIA FOCUS filing.

SL Distributors, Inc.

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission as of December 31, 2011

Supplementary Schedule II

The Company is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934 under paragraph k(1) of that Rule.

Supplementary Schedule III

The Company is exempt from the provision of Rule 15c3-3 of the Securities and Exchange Act of 1934 under paragraph k(1) of that Rule.

Supplementary Report

pwc

To the Board of Directors and Shareholder of SL Distributors, Inc.:

In planning and performing our audit of the financial statements of SL Distributors, Inc. (the "Company"), a wholly-owned subsidiary of Reassure America Life Insurance Company, as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

pwc

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 27, 2012